Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Brookfield Corporation (“BN”)
181 Bay Street, Suite 100

Brookfield Place

Toronto, Ontario

M5J 2T3

Item 2	Date of Material Change

October 31, 2024

Item 3	News Release

A joint news release with respect to the material change was disseminated by BN and Brookfield Asset Management Ltd. (“BAM”) on October 31, 2024 through the facilities of GlobeNewswire. A copy of the joint news release was subsequently filed on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) under BN’s profile at www.sedarplus.ca.

Item 4	Summary of Material Change

On October 31, 2024, BN and BAM entered into an agreement (the “Arrangement Agreement”) whereby BAM would own and reflect 100% of the asset management business (the “Arrangement”), and BN’s current 73% interest in the asset management business would be held indirectly through ownership of approximately 73% of the publicly traded shares of BAM.

The creation of BAM in 2022 helped to simplify BAM’s story and BAM has significantly expanded its shareholder base since. The Arrangement will continue to broaden BAM’s shareholder base and simplify the structure of the Asset Management Company further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which BAM management believes will align BAM’s size and structure with its U.S.-based global alternative asset management business peers and position BAM for potential inclusion in some of the most widely followed global large cap stock indices, including in the U.S., in the future.

Under the terms of the Arrangement, BAM will acquire approximately 73% of the outstanding common shares (“Common Shares”) of Brookfield Asset Management ULC (“Asset Management Company”) from BN and certain of its subsidiaries as part of the Arrangement. BAM will issue Class A Limited Voting Shares (“Class A Shares”) to BN in exchange for all of the Common Shares currently owned by BN and its subsidiaries on a one-for-one basis. As part of the Arrangement, BAM’s articles will also be amended to ensure that BN controls BAM for as long as it holds a majority of its voting shares. The Asset Management Company owns and operates Brookfield’s leading global alternative asset management business.

The Arrangement is expected to close in early 2025, subject to BAM shareholder and court approval and other customary closing conditions, including listing approval of the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”).

A copy of the Arrangement Agreement has been filed under BN’s profile on SEDAR+ at www.sedarplus.ca.

Item 5.1	Full Description of Material Change

On October 31, 2024, BN and BAM announced steps towards enhancing BAM’s corporate structure and positioning BAM for broader equity index inclusion, particularly those in the U.S. As part of this effort, BAM has now changed its head office to New York. In addition, BN and BAM have entered into an agreement whereby BAM would own and reflect 100% of the asset management business, and BN’s current 73% interest in the asset management business would be held indirectly through ownership of approximately 73% of the publicly traded shares of BAM.

Under the terms of the Arrangement, BAM will acquire approximately 73% of the outstanding Common Shares from BN and certain of its subsidiaries as part of the Arrangement. BAM will issue Class A Shares to BN in exchange for all of the Common Shares currently owned by BN and its subsidiaries on a one-for-one basis. As part of the Arrangement, BAM’s articles will also be amended to ensure that BN controls BAM for as long as it holds a majority of its voting shares. The Asset Management Company owns and operates Brookfield’s leading global alternative asset management business.

The review and assessment of the Arrangement was conducted under the supervision of the Governance and Nominating Committee (the “GNC”) of the board of directors of BN (the “Board”) in accordance with its charter, which authorizes the GNC to, among other things, review and conduct oversight of all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws. The GNC is comprised of the following independent directors: Frank J. McKenna, Diana L. Taylor and Hutham S. Olayan. Each member of the GNC is independent of BAM for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The GNC, having undertaken a review of, and having considered the terms of, the Arrangement, the Arrangement Agreement and a number of other factors, has unanimously determined that the Arrangement is in the best interests of BN and unanimously recommended that the Board determine that the Arrangement is in the best interests of BN and approve the Arrangement. The Board, with Mr. Bruce Flatt, who serves as CEO of both BAM and BN, abstaining, based on, among other things, the recommendation of the GNC, unanimously (i) determined that the Arrangement is in the best interests of BN; (ii) determined that the Arrangement will not adversely affect BN or its shareholders; and (iii) and approved the Arrangement.

Reasons for the Arrangement

Each of the GNC and the Board carefully considered a number of factors relating to the Arrangement, including, among others, the factors below. These factors benefit BAM and are also expected to benefit BN, as a significant shareholder of BAM.

•	Enhancing Corporate Structure and Expanding Shareholder Base: Creating BAM helped simplify BAM’s story and BAM has significantly expanded its shareholder base since. The Arrangement will simplify the structure of the asset management business further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which BAM management believes will help broaden BAM’s shareholder base and align BAM’s size and structure with its U.S.-based global alternative asset management business peers.

•	Positioning BAM for Index Admission: In April 2023, a significant barrier to BAM’s inclusion in some of the most widely followed global large cap stock indices, including in the U.S. (“Index Admission”) was removed when S&P Dow Jones Indices announced that it had updated its share class eligibility rule for additions to certain indices such that companies with multiple share class structures, which would have included BAM as a result of its Class A Shares and Class B Shares, may be considered eligible candidates. Since this announcement, several companies with multiple share class structures, including certain of BAM’s peer U.S.-based global alternative asset management businesses, have been admitted to the S&P 500 index. BAM management believes that the Arrangement and BAM’s increased market capitalization resulting therefrom, together with other potential steps, will position BAM for potential Index Admission in the future. In the view of BAM management, the potential benefits of Index Admission include: (i) increased corporate profile with U.S. investors, analysts and media; (ii) an increased demand for shares given that there are significantly more index tracking funds in the U.S. than in Canada; (iii) a wider and more diversified shareholder base, and (iv) increased access to the deepest pools of public capital.

•	Formal Valuation: KPMG LLP (“KPMG”), the independent valuator retained by the Governance, Nominating and Compensation Committee (the “BAM GNCC”) of the board of directors of BAM (the “BAM Board”), delivered a formal valuation (the “Formal Valuation”) in accordance with MI 61-101, concluding that, as of October 31, 2024, based on the scope of KPMG’s review and subject to the assumptions and limitations noted in the Formal Valuation, that KPMG is of the opinion that the fair market value of the Common Shares was in the range of $46.35 to $51.67 per Common Share and the fair market value of the Class A Shares was in the range of $46.43 to $51.63 per Class A Share. A summary of the Formal Valuation is included below.

Each of the GNC and the Board also considered the following direct benefits to BN that are expected to result from the Arrangement:

•	No Unlimited Liability: BN will no longer be exposed to unlimited liability as a shareholder of the Asset Management Company for the payment of the Asset Management Company’s debts and liabilities in the event of its liquidation or dissolution.

•	Direct Interest in Reporting Issuer: BN will own a direct interest in a reporting issuer (being the Class A Shares) rather than an illiquid interest in a private company (being the Common Shares).

•	Additional Expenses are Immaterial: As a shareholder of BAM, BN will indirectly bear its proportionate share of certain expenses of BAM not arising from the Asset Management Company, including with respect to executive compensation, financial reporting and other costs associated with maintaining BAM’s existence as a public company. However, these expenses are immaterial in the context of BN’s business and BN has determined that the overall benefits of the Arrangement are expected to outweigh these additional costs.

•	BN Voting Control: BN will have the right to cast a majority of the votes in the election of directors of BAM for so long as BN owns a majority of the aggregate outstanding Class A Shares and Class B Shares, and will have meaningful voting rights at any time that BN’s ownership of the Class A Shares represents between 20% and 50% of the aggregate outstanding Class A Shares and Class B Shares.

•	Continued Consolidation of Asset Management Business: BAM will be a subsidiary of BN and BN will consolidate BAM (and therefore the Asset Management Company) and show the approximate 27% interest held by BAM’s other shareholders as a non-controlling interest.

•	No Adverse Tax Consequences to BN or its Shareholders: BN does not expect any material adverse Canadian or U.S. federal income tax impacts on BN or its shareholders as a result of the Arrangement.

The Arrangement Agreement

BAM and BN have entered into the Arrangement Agreement to provide for the terms of the Arrangement and certain customary covenants. The following description of the Arrangement Agreement is not complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed on SEDAR+ under BN’s profile at www.sedarplus.ca.

Covenants Regarding the Arrangement

The Arrangement Agreement contains certain customary covenants of the parties that they will, subject to the terms of the Arrangement Agreement, (i) use their respective commercially reasonable efforts to implement the Arrangement, (ii) cooperate with and assist each other in dealing with transitional and other matters relating to or arising from the Arrangement or the Arrangement Agreement, and (iii) satisfy the conditions precedent to the completion of the Arrangement. BAM has also agreed to conduct its business in the ordinary course, consistent with past practice, from the date of the Arrangement Agreement until the Arrangement is completed.

Conditions Precedent

Completion of the Arrangement is subject to certain customary conditions precedent, including: (i) approval of the Arrangement by the shareholders of BAM; (ii) granting of exemptive relief or the approval of the Arrangement by shareholders of BN; (iii) obtaining of the interim order and the final order of the Supreme Court of British Columbia in respect of the Arrangement; (iv) approval of NYSE and the TSX of the additional listing of the Class A Shares to be issued to BN under the Arrangement; and (v) there having not occurred a material adverse effect in respect of the Asset Management Company. The conditions precedent in the Arrangement Agreement for each of BAM and BN may be waived, in whole or in part, in BAM or BN’s respective sole discretion. Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied, waived or released upon the Arrangement becoming effective.

Amendments

The Arrangement Agreement provides that, subject to the provisions of the interim order of the Supreme Court of British Columbia, the plan of arrangement and applicable law, at any time and from time to time before the effective time of the Arrangement, the Arrangement Agreement and the plan of arrangement may be amended, modified or supplemented by written agreement of BAM and BN.

Termination

The Arrangement Agreement may be terminated at any time before the implementation of the Arrangement (i) by mutual written agreement of BAM and BN; or (ii) by either BAM or BN if the implementation of the Arrangement has not occurred by March 31, 2025.

Formal Valuation

The following summary of the Formal Valuation is qualified in its entirety by, and should be read in conjunction with, the full text of the Formal Valuation, which will be filed on SEDAR+ under BN’s profile at www.sedarplus.ca. The full text of the Formal Valuation describes, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the review undertaken by KPMG in connection with the Formal Valuation.

The Formal Valuation was provided for the sole use of the BAM GNCC and the BAM Board and may not be used by any other person or relied upon by any other person other than the members of the BAM GNCC and the BAM Board, or used for any other purpose, without the express prior written consent of KPMG.

Background

The BAM GNCC determined that KPMG was a qualified and independent valuator for purposes of MI 61-101. As a result, the BAM GNCC retained KPMG to provide it with a formal valuation in accordance with the requirements of MI 61-101.

Mandate and Professional Fees

KPMG was engaged by the BAM GNCC to provide the Formal Valuation pursuant to a letter dated September 30, 2024 and executed on October 2, 2024 (the “Engagement Agreement”). KPMG will be paid a fixed fee for rendering the Formal Valuation and will be reimbursed for its reasonable out-of-pocket expenses to complete the Formal Valuation. KPMG will also be indemnified by the BAM GNCC in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG’s fees pursuant to the Engagement Agreement are contingent in whole or in part on the conclusions reached in the Formal Valuation or completion of the Arrangement.

Independence and Credentials of KPMG

KPMG is one of the world’s largest professional services firms, offering a broad range of services. KPMG’s valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, solvency opinions, mergers and acquisitions, corporate income tax purposes and litigation matters, among other things. The Formal Valuation is the opinion of KPMG as a firm, and the form and content thereof have been approved for release by a committee, each of whom is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

Having regard to the provisions of section 6.1 of MI 61-101, KPMG has confirmed that KPMG, including its affiliates and the engagement team, is independent. KPMG is not the auditor of BAM, BN, the Asset Management Company or any of their respective affiliates (collectively, “Brookfield”). KPMG has not advised Brookfield or any other party in connection with the Arrangement. Also, KPMG’s fees for its engagement are not contingent upon its findings and KPMG does not have any financial interest in the completion of the Arrangement.

In the ordinary course of business, KPMG (including its affiliates) have and continue to perform advisory and tax work for Brookfield. KPMG reviewed its records to determine whether it has entered into engagement agreements with, or has earned fees from Brookfield in the past five years, and provided a disclosure letter to the BAM GNCC on September 30, 2024 with respect to its findings. KPMG has determined that it is independent for the purpose of MI 61-101 (and will continue to be independent throughout its engagement), without any conflict of interest for its engagement and that it has the appropriate qualifications to prepare the Formal Valuation.

Scope of Review and Restrictions, Assumptions and Limitations

The scope of review, matters considered, reviews undertaken and restrictions, assumptions and limitations of the Formal Valuation are set forth in the Formal Valuation, the full text of which will be filed on SEDAR+ under BN’s profile at www.sedarplus.ca.

In particular, KPMG has relied upon the completeness, accuracy and fair presentation of all the financial and other factual information, data, advice, opinions or representations obtained by it from public sources, obtained by or on behalf of BAM and/or the Asset Management Company, or otherwise obtained by KPMG, including those representations contained in a certificate of BAM (collectively, the “Information”). The Formal Valuation is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of this Information. In preparing the Formal Valuation, KPMG has made certain assumptions in addition to those noted therein which it considered to be reasonable and appropriate in the circumstances.

Approach to Value

The Formal Valuation is based upon methodologies and assumptions that KPMG considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Common Shares and the Class A Shares. Based on KPMG’s understanding of the ongoing nature of BAM’s and the Asset Management Company’s operations, KPMG concluded that BAM and the Asset Management Company should be valued using a going concern assumption.

Valuation Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted in the Formal Valuation, KPMG is of the opinion that, as at October 31, 2024, the fair market value of the Common Shares is in the range of $46.35 to $51.67 per Common Share and the fair market value of the Class A Shares was in the range of $46.43 to $51.63 per Class A Share.

Prior Valuations

To the knowledge of BN or any of its directors or senior officers, after reasonable inquiry, other than the Formal Valuation, there has been no “prior valuation” of BN or of its securities or material assets in the 24 months preceding the date of this material change report.

Multilateral Instrument 61-101

BN has applied to the Ontario Securities Commission, as principal regulator, for exemptive relief (the “Exemptive Relief”) pursuant to section 9.1 of MI 61-101 and Multilateral Instrument 11-102 – Passport System from the requirements of sections 5.4 and 5.6 of MI 61-101 applicable to BN to obtain a formal valuation and minority approval of the Arrangement. If the Exemptive Relief is granted, BN does not intend to seek shareholder approval or obtain a formal valuation in respect of the Arrangement.

Certain directors and senior officers of BAM that own Class A Limited Voting Shares of BN, and BAM Partners Trust, which owns the Class B Limited Voting Shares of BN, may be considered related parties of an interested party to the Arrangement for purposes of MI 61-101. The Arrangement will not affect the percentage of Class A Shares or Class B Shares owned by such related parties.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact Swati Mandava, Managing Director, Legal & Regulatory, at (416) 359-8647.

Item 9	Date of Report

November 1, 2024

Caution Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BN and BAM are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this press release include statements referring to BN’s and BAM’s beliefs as to the completion and timing of the Arrangement, BAM’s potential inclusion in global stock indices and other expected impacts of the Arrangement. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; and business cycles, including general economic conditions.

Other factors, risks and uncertainties not presently known to BN or BAM or that BN and BAM currently believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking statements. Readers are cautioned not to place undue reliance on statements containing forward-looking statements that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. BN and BAM disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.